UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 2, 2023, Polestar Automotive Holding UK PLC (“Polestar”) announced its preliminary estimated unaudited operational and financial results for the year and quarter ended December 31, 2022. These unaudited preliminary estimates are based on Polestar management’s current best estimates and are subject to risks, uncertainties and potential adjustments that may be identified in connection with Polestar’s year-end audit. Polestar’s independent registered public accounting firm, Deloitte AB (“Deloitte”), has not completed its audit, review or other procedures with respect to any of the preliminary estimated unaudited information published by Polestar in connection with this announcement. Accordingly, Deloitte does not express an opinion or any other form of assurance with respect thereto. Polestar’s audited financial statements for the year ended December 31, 2022 will be included in the Annual Report on Form 20-F to be filed with SEC by the end of April 2023 (the “20-F”) and the preliminary estimated unaudited information should not be considered a substitute to the 20-F that Polestar will be filing. You are hereby advised not to place undue reliance on the unaudited preliminary estimates announced on March 2, 2023 by Polestar. A copy of the press release is attached hereto as Exhibit 99.1, and a copy of the investor update presentation that was posted on the investor relations website of Polestar in connection with the announcement is attached hereto as Exhibit 99.2, and the foregoing is qualified in its entirety by reference thereto.

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated March 2, 2023, titled “Polestar releases fourth quarter and full year 2022 financial results.”

99.2	Investor Update, dated March 2, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2023	POLESTAR AUTOMOTIVE HOLDING UK PLC

	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

	By:	/s/ Johan Malmqvist
	Name:	Johan Malmqvist
	Title:	Chief Financial Officer

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